Voya Retirement Insurance and Annuity Company

and its

Variable Annuity Account C

Voya MAP Plus NP^{SM}

Supplement Dated December 13, 2016 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2016, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

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> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the AB Growth and Income Fund*

Effective January 9, 2017, the AB Growth and Income Fund will be renamed the AB Relative Value Fund. Accordingly, all references to the AB Growth and Income Fund in your Contract Prospectus and Contract Prospectus Summary will be changed to the AB Relative Value Fund.